FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

22 December 2014

PHILLIP AMEEN JOINS HSBC BOARD

HSBC Holdings plc has today announced the appointment of Phillip David Ameen (66), as an independent non-executive Director. The appointment will take effect from 1 January 2015. Mr Ameen will become a member of the Group Audit Committee at the same time.

Phillip (Phil) Ameen was formerly Vice President, Comptroller and Principal Accounting Officer of General Electric Corp (GE). A Certified Public Accountant, Mr Ameen started his career at Peat Marwick Mitchell & Co (now KPMG) rising to be a technical audit partner in the firm's Executive Office. He left the firm in 1985 to join GE, initially at GE Capital in Stamford. Latterly he moved to GE's headquarters staff in Fairfield, ultimately becoming Comptroller, where until 2008 he led a team of approximately 2,000 accountants responsible for all of GE's accounting and external reporting. He retired from GE in 2009.

Mr Ameen has extensive experience in accounting standards setting and reporting. He served on the International Financial Reporting Interpretations Committee of the International Accounting Standards Board, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, was the longest- serving member of the Financial Accounting Standards Board Emerging Issues Task Force and was Chair of the Committee on Corporate Reporting of Financial Executives International. He has also served as Trustee of the Financial Accounting Foundation Inc.

Mr Ameen joined the Board of HSBC North America Holdings Inc. (HNAH) in April 2012 and chairs its Audit Committee and serves on its Risk Committee. He is also on the Boards of the principal subsidiaries of HNAH, chairing their audit committees and serving on their risk committees.

Commenting on the appointment, HSBC Group Chairman Douglas Flint said: "I am delighted to welcome Phil to the Board of HSBC Holdings plc. He brings with him extensive financial and accounting experience gained in one of the world's leading international companies as well as a depth of technical knowledge from his participation in the standard setting world. His experience of HSBC's US businesses will add further detailed insight to Group Board discussions and enhance the strong links that already exist between the Group Board and its major subsidiaries."

Phil Ameen's appointment will be for an initial three-year term which, subject to re-election by shareholders, will expire at the conclusion of the 2018 Annual General Meeting. The Directors have determined that Phil Ameen is independent. In making that determination the Directors concluded that, taking into account his existing non-executive roles with the US businesses, there are no other relationships or circumstances which are likely to affect his judgement and any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Supplementary information:

Phillip David Ameen is an independent non-executive director of HSBC North America Holdings Inc., HSBC Finance Corporation, HSBC USA Inc., and HSBC Bank USA, National Association, and also Skyonic Corporation and R3 Fusion, Inc.

As an independent non-executive Director Phillip Ameen will not have a service contract with HSBC Holdings plc and will be paid a Director's fee of £95,000 per annum and a fee of £30,000 per annum as a member of the Group Audit Committee, pursuant to the non-executive Directors' remuneration policy approved by shareholders at the 2014 Annual General Meeting.

Phillip Ameen's appointment as a Director of HSBC Holdings plc is subject to election by shareholders at the 2015 Annual General Meeting and re-election annually thereafter.

Phillip Ameen does not have any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance but has an interest in 31 Cumulative Preferred Shares of HSBC USA Inc.

There are no matters relating to the appointment of Phillip Ameen that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to editors:

1. Professional Qualification of Phillip David Ameen
Bachelor of Science, Accounting from the University of North Carolina at Chapel Hill.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, K L Casey†, S A Catz†, L M L Cha†, Lord Evans of Weardale†, J Faber†, R A Fairhead†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, M M Moses, H Miller†, Sir Simon Robertson† and J Symonds†.
† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,729bn at 30 September 2014, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                      Date: 22 December 2014